

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 17, 2017

Via E-mail
Ronen Faier
Chief Financial Officer
SolarEdge Technologies, Inc.
1 HaMada Street
Herziliya Pituach 4673335, Israel

  Re: SolarEdge Technologies, Inc.
     Form 10-K for the Fiscal Year Ended June 30, 2016
     Filed August 17, 2016
     File No. 001-36894

Dear Mr. Faier:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Kevin J. Kuhar

          Kevin J. Kuhar
          Accounting Branch Chief
          Office of Electronics and Machinery